Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: The Bank of New York Company, Inc. (Commission File No.: 1-06152)

Mellon Financial Corporation (Commission File No.: 1-07410)

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

* * *

Below are the slides that accompanied a presentation given at the Citigroup 2007 Financial Services Conference on January 31, 2007.

A Global Financial Services Growth Company Citigroup 2007 Financial Services Conference Thomas A. Renyi Chairman & CEO, The Bank of New York January 31, 2007 Update on

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Disclosure and Cautionary Statement
The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company’s current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial
Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time expected, revenue synergies and cost savings from the transaction;
(3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.'s and Mellon Financial Corporation's results to differ materially from those described in the forward-looking statements can be found in The
Bank of New York Company, Inc.'s and Mellon Financial Corporation's reports (such as Annual Reports on Form 10-K, Quarterly Reports on
Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.
The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of
New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration.  Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial
Corporation because it will contain important information.  Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial
Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from The Bank of
New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578), or from Mellon
Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699).
Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of The Bank of New York Company, Inc and/or Mellon Financial
Corporation. in respect of the proposed transaction. Information about the directors and executive officers of The Bank of New York Company,
Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006.  Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

Strategic
Financial
Operational
Integration
Global leadership in Securities Servicing and Asset
Management
Strongly accretive transaction
Excellent global growth opportunities
Highly complementary businesses with strong leadership
positions
Focused and experienced management team
Disciplined and thoughtful approach
Dedicated and experienced team with proven track record
The Bank of New York Mellon
Delivering superior shareholder value through accelerated growth

Compelling Strategic Attributes
Capitalizing on the growth of global financial markets
* As of 12/31/06

Strong Market
Positions in
High Growth
Businesses
-
#1 global custodian with over $17 trillion in AUC*
-
Top 10
asset manager globally and Top 5
in the U.S . , with more than
$1.1 trillion in AUM
-
#1 provider of all issuer services—Corporate Trust, Depositary Receipts and Stock Transfer
-
#1 provider of clearing services
-
Top 10 in wealth management with 81 offices in the U .S. and UK
-
Top 10 U.S. cash management and global payments provider
-
Leading client service scores in asset servicing, wealth management, issuer, clearing, and treasury services
-
Experienced, deep and well balanced management team
Business &
Geographic
Diversification
-
Focused on high return businesses with strong organic growth track records and enhanced revenue opportunities
-
Balanced synergistic business mix—no individual business contributes more than 35% of pre-tax earnings
-
Operations in 37 countries worldwide—approximately 25% of revenue derived from higher growth international operations
-
Reduced volatility through combination of complementary, stable and synergistic revenue sources

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Compelling Financial Rationale
Capitalizing on the growth of global financial markets
Financially
Compelling
-
Immediately accretive on a cash basis to all shareholders and on a GAAP basis in 2008
-
Significant excess capital generation allows for meaningful reinvestment in organic growth, share repurchases and attractive dividend payout ratio
-
Attractive IRR, materially exceeding cost of capital for all shareholders
-
Potential for multiple expansion over time
-
Potential for significant revenue synergies, not incorporated in financial projections
Low Risk
Transaction
-
Disciplined and thoughtful approach to integration—three year process managed by a dedicated and experienced integration team
-
Starting from a position of strength—both companies have significant revenue and earnings momentum
-
Combination further diversifies operating risk profile versus stand alone entities
-
Best in breed systems with proven and scaleable operating platforms—
many legacy businesses not impacted

Business Line ($bn) (%)
Asset Management &
Wealth Management
1.2
31
Asset Servicing 0.9 24
Issuer Services  1.0 27
Treasury Services &
Clearing Services
0.9
23
Other (0.2) (5)
Total $3.8 100
Balanced & Complementary Business Lines
Pro Forma Revenue Mix¹
Pro Forma Pre-Tax Earnings Mix¹
High Return, Low Capital Intensive Business Model Allows
for Significant Reinvestment and Share Repurchases
Note:
1 Represents results through 9/30/06 annualized. The Bank of New York pro forma for Corporate Trust swap transaction
$4.5bn
with cost savings
Business Line ($bn) (%)
Asset Management &
Wealth Management
3.6
29
Asset Servicing 3.5 28
Issuer Services  2.2 18
Treasury Services &
Clearing Services
2.5
20
Other 0.7 5
Total $12.5 100

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Meaningful Revenue Synergy Opportunities
(not
assumed in financial model)
Accelerates Revenue Growth
and Enhances Operating Leverage
Breadth of Mellon’s asset management products and services to
The Bank of New York’s securities servicing clients
Breadth of The Bank of New York’s global markets products to
Mellon’s asset servicing and wealth management clients
Breadth of Mellon’s risk services to The Bank of New York’s
servicing clients
Leverage Pershing’s distribution platform to deliver Mellon’s asset and wealth management products
Leverage The Bank of New York’s credit relationships to distribute
Mellon’s domestic cash management services and stock transfer
Enhanced Income Realization from Existing Client Base

Integration—Thorough and Thoughtful
Process
A True Merger—combination of best of both companies
“Lose no Customers” philosophy
Commitment to maintaining our #1 customer service standards/levels
Continued emphasis on risk management and compliance
Open communication with all employees
Dedicated integration team led by key senior executives—minimizes impact on day to day operations
Measured integration process—3 year integration timeframe
Detailed
integration
planning
Integration
complete
1H07 2H07 1H08 2H08 1H09 2H09
Transaction close
Integration of overlapping businesses and shared services
Applications / systems conversions and data center consolidations
7

Merger announced and
integration  planning teams
established
Organizational design
established
Ready to
Win
December/January
February/March
Multiple integration planning teams across businesses and shared services
The Bank of New York Mellon
Integration Planning: Dedicated & Disciplined Process
Merger Integration Committee
Overall accountability for integration planning and execution
Merger Integration Project Management Office (PMO)
Day-to-day oversight of integration planning and execution
Business Line/Shared Services PMOs
Planning organizational design
Early Third Quarter
8

BNY Mellon Asset Servicing
Highly complementary businesses
The Bank of New York Strengths Mellon Strengths
Combining Best of Breed Resulting in
Greater Growth and Efficiency Globally
Culture of Quality Service & Delivery
Culture of Disciplined Cost Management
Financial Institution Relationships
Pension Relationships
Custody
Accounting, Performance
& Risk Analytics
Low Cost Locations: Syracuse
& Manchester
Low Cost Locations: Pittsburgh & India
Real-time Global Technology
Client Information Front End
FX, Securities Lending, &
Execution Services
Asset Management Offerings
9

✓	✓
		✓	✓
	✓	✓	✓
	✓		✓
	✓		✓
	✓		✓
	✓		✓
	✓		✓
	✓	✓	✓

The BANK of NEW YORK MELLON Corporation

BNY Mellon Asset Servicing
Complementary client bases
Increased Scale and Market Leadership Leading to
Greater Growth and Efficiency Globally
Hedge Funds
Broker Dealers
ETFs / UITs
Insurance Companies
Central Banks
Mutual Funds
U.S. Public Funds
Endowments & Foundations
Corporate Pensions
Combined Mellon The Bank of
New York
Market Segment Leadership
10

The Bank of New York Mellon
Delivering superior shareholder value through accelerated growth
A Global Financial Services Growth Company
Strategic
Financial
Operational
Integration
Global leadership in Securities Servicing and Asset
Management
Strongly accretive transaction
Excellent global growth opportunities
Highly complementary businesses with strong leadership
positions
Focused and experienced management team
Disciplined and thoughtful approach
Dedicated and experienced team with proven track record
11

12

The Bank of New York Citigroup 2007 Financial Services Conference Gerald L. Hassell, President January 31, 2007

Disclosure and Cautionary Statement
The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company’s current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New
York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time expected, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and
(5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.'s and Mellon Financial Corporation's results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.'s and Mellon Financial Corporation's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-
Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.
The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company,
Inc.’s and Mellon Financial Corporation’s shareholders for their consideration.  Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information.  Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and
Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from The Bank of New York Company, Inc., Investor
Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578), or from Mellon Financial Corporation, Secretary of Mellon Financial Corporation,
One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699).
Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of The Bank of New York Company, Inc and/or Mellon Financial Corporation. in respect of the proposed transaction.
Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company,
Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006. Information about the directors and executive officers of Mellon Financial
Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006.
Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

2006: A Watershed Year
Strategic Initiatives
Successfully completed:
Retail / Corporate Trust asset swap transaction
BNY ConvergEx transaction
Announced merger with Mellon Financial, creating the
global leader in securities servicing and asset management
A Global Financial Services Growth Company

Model focused on securities servicing and asset management
Emphasis on higher-growth, higher-margin businesses where we have scale, skill and competitive advantages
Improved corporate risk profile through reduced exposure to
credit portfolio
Positioned to realize benefits of investments in infrastructure
The “New”
Bank of New York
Generate attractive long-term returns for shareholders

2006: A Watershed Year
Financial Performance
Strong financial results demonstrating the success of our
business model
Businesses performed well across the board
Providing excellent momentum into 2007
Superior shareholder returns
A Global Financial Services Growth Company

6 2006 Total Return to Shareholders -5 0 5 10 15 20 25 30 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 BK KBW Bank Index S&P 500 + 17% BKX + 27% BK + 16% S&P 500

Delivering Strong Performance
$1.88
$2.03
$2.26
2004 2005 2006
Annual EPS*
Annual EPS*
* Adjusted Operating Basis (see reconciliation tables in Appendix)
Strong fee growth across all
businesses
Customer activity generating
deposits / net interest income
Improved asset quality and
lower credit costs
International now represents
over 25% of total revenue

Growing Base of Assets to Service and Manage
$7.0
$7.5
$8.3
$2.7
$3.4
$4.7
12/31/04 12/31/05 12/31/06
Domestic Cross-border
Assets Under Custody
Assets Under Custody
(in trillions)
$102
$105
$131
$26
$40
$48
$9
$10
$11
12/31/04 12/31/05 12/31/06
Asset Mgmt Sector ST Investment Funds FX Overlay
Assets Under Management
Assets Under Management
(in billions)
$9.7
$10.9
$13.0
$137
$155
$190

Solid 4Q Performance Across All Business Lines
Strong fee growth
Pvt. Banking / Asset Mgmt + 42%
Issuer Services + 24%**
Broker-dealer Services + 16%
Investor Services + 10%
Execution & Clearing + 8%***
Improved net interest income /
net interest margin
NII + 31%
NIM + 31 bps
Reflects new business mix
Dilution from Corporate Trust
acquisition
$0.53
$0.58
4Q05 4Q06
EPS
4Q06 vs. 4Q05*
*     Adjusted operating results
**   Excludes Corporate Trust swap transaction
*** Excludes BNY ConvergEx
(See reconciliation tables in Appendix for each of the above)

Global Trends Create Opportunities to Drive Growth
Pressure on
Retirement Provision
Globalization of
Investment Industry
Changing Regulatory
Environment
Financial Market
Consolidation
Asset Management
Profit Challenge
Search for Enhanced
Performance
Value
Creation
Asset Owners Asset Owners
Asset Managers Asset Managers
The Bank of
New York
Solutions

Solutions to Meet Broad Customer Needs
Investor & Broker-
Dealer
Treasury
Services
Execution &
Clearing Services
Issuer
Services
Institutional Services
• Global Custody
• Global Fund Services
• Securities Lending
• Securities Clearance
• Collateral Management
• Pershing
Clearing
Execution
• BNY ConvergEx Group
• Corporate Trust
• Depositary Receipts
• Stock Transfer
• Global Payment
Services
• Liquidity Management
• Credit/Credit-Related
Services
Private Bank & Asset Management
Private Banking
Trust & Estate
Wealth Management
Investment Management
Short Term
Equity & Fixed Income
Alternatives

Major Growth Opportunities
Collateral
Management
Hedge Fund
Services
Depositary
Receipts
European Investor
Services
Exchange Traded
Funds (ETFs)
Registered Investment
Advisors (RIAs)
Growth
Opportunities

Major Growth Opportunities
Collateral
Management
Hedge Fund
Services
Depositary
Receipts
European Investor
Services
Exchange Traded
Funds (ETFs)
Registered Investment
Advisors (RIAs)
Growth
Opportunities

Major Growth Opportunities
Collateral
Management
Hedge Fund
Services
Depositary
Receipts
European Investor
Services
Exchange Traded
Funds (ETFs)
Registered Investment
Advisors (RIAs)
Growth
Opportunities

Major Growth Opportunities
Collateral
Management
Hedge Fund
Services
Depositary
Receipts
European Investor
Services
Exchange Traded
Funds (ETFs)
Registered Investment
Advisors (RIAs)
Growth
Opportunities
* Source: Investment News, 1/15/07

Momentum in Global Corporate Trust
Successfully integrating new Corporate Trust business into an already powerful base
Expanded presence in global, structured products and CDOs
Continued strength evident in fourth quarter results:
Existing corporate trust revenue increased 18%
Annualized revenue run rate now totals over $1 billion
Performance led by global products and structured finance, namely asset-
backed and mortgage-backed securities
Acquired Corporate Trust business conversion progressing well
40% complete

Summary –
The “New”
Bank of New York
Sharper focus
Enhanced growth and profitability dynamics
Improved risk profile
Highly confident in ability to deliver
superior performance
A Global Financial Services Growth Company

Appendix

Reconciliation Tables
$ in Millions
2004
Reported
2004
Normalized
Slides 7, 9
Three Months Ended December 31, 2006 Twelve Months Ended December 31, 2006
(In dollars)
Continuing
Operations
Discontinued
Operations Adjusted
(1)
Continuing
Operations
Discontinued
Operations Adjusted
(1)
As Reported
0.56 $           1.80 $           2.36 $            1.93 $           2.00 $            3.93 $
Merger & Integration Costs
(2)
0.02 0.02 0.04 0.09 0.04 0.13
Gain on Sale of Retail Business
(3)
- (1.82) (1.82) - (1.80) (1.80)
Operating
(4)
0.58 $           - $             0.58 $            2.02 $           0.24 $            2.26 $
Diluted Earnings Per Share
(1) Adjusted results combine continuing and discontinued operations to provide continuity with historical results.
(2) Merger and integration costs include investment portfolio restructuring costs, employee-related costs, and other transaction-related expenses.
(3) The Company recorded an
after-tax
gain on the sale of the Retail Business of $1,381 million ($2,159 million pre-tax).
(4) Operating excludes merger & integration costs and the gain on the sale of the Retail Business. .

4,074 (48) 4,122 Total
1,760 (38) 1,798 All Other
2,314 (10) 2,324 Salaries & Benefits
634 (70) 704 Banking Related/Other
317 - 317 Global Payment Services
364 - 364 FX & Other Trading
448 - 448 PCS & Asset Management
2,858 - 2,858 Total Fee Revenue
209 - 209 Broker-Dealer Services
582 - 582 Issuer Services
921 - 921 Investor Services
1,146 - 1,146 Execution and Clearing
$1.88 $0.03 $1.85 EPS
1,464 24 1,440 Net Income
772 13 759 Income Tax Expense
2,236 37 2,199 Pretax Income
4,074 (48) 4,122 Total Expense
22 7 15 Provision for Credit Losses
6,332 (4) 6,336
Total Revenue (before
prov.)
1,711 66 1,645 Net Interest Income
4,621 (70) 4,691 Noninterest Income
Reconciliation Tables
Noninterest income adjustments – Banking
Related/Other includes a $48 million gain on sale of
a portion of the Company’s holdings of Wing Hang
Bank, $19 million of realized securities gains on
sponsor fund investments, and $3 million in income
related to gain on an aircraft lease residual.
Net interest income adjustments – Reported net
interest income was reduced by $66 million related
to SFAS 13 income adjustments on the Company’s
lease portfolio.
Expense adjustments –Salaries and benefits include
$10 million of severance tied to staff relocations.
All Other Expenses include a $30 million reserve
related to the possible settlement of the RW Leasing
matter, and an $8 million lease termination expense.
Income tax adjustments - In addition to the tax
impact of the aforementioned adjustments, income
tax expense was also increased by $50 million
related to an increase in the Company’s reserve for
its LILO tax exposure.
For a full description of these adjustments, refer to
the Company’s 8K filed January 19, 2005.
$ in Millions
2004
Reported
Non GAAP
Adjustments
2004
Normalized
Non GAAP
Slide 7

Reconciliation Tables
2004
Reported
2004
Normalized
Slide 9
Percent Inc / (Dec)
(in millions) Quarter 4Q06 vs. 4Q06 vs.
4Q06 3Q06 4Q05 3Q06 4Q05
Execution & Clearing Fees
Continuing Operations 264 301 326 (12)% (19)%
BNY ConvergEx (66) (82)
Pro Forma 264 235 244 12% 8%
Issuer Services
Continuing Operations 341 194 171 76% 99%
Acquired Corp Trust (129)
Pro Forma 212 194 171 9% 24%